UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of EPSIUM ENTERPRISE LIMITED’s Extraordinary General

Meeting of Shareholders on August 22, 2025

An Extraordinary General Meeting of Shareholders (the “Meeting”) of EPSIUM ENTERPRISE LIMITED (the “Company”) was held at Alameda Dr. Carlos D'assumpcao Edf., China Civil Plaza 235-243, 14 Andar P, Macau, People’s Republic of China on August 22, 2025, at 10:00 a.m. Eastern Time, pursuant to notice duly given.

At the close of business on July 24, 2025, the record date for the determination of shareholders of the Company entitled to vote at the Meeting, there were 13,438,034 ordinary shares (each share being entitled to one (1) vote on all matters subject to the vote at the Meeting). At the Meeting, the holders of 10,822,084 shares of Class A ordinary Shares of the Company (the “Shares”) were represented in person or by proxy, constituting a quorum.

The shareholders adopted the following resolutions (the “Resolutions”) at the Meeting:

1.	RESOLVED AS A RESOLUTION OF MEMBERS, THAT:

a.	all 800,000,000 ordinary shares of par value US$0.00002 each in the Company, including all of the currently issued ordinary shares and the unissued ordinary shares in the Company, be and are re-designated and re-classified into 800,000,000 class A ordinary shares of par value US$0.00002 each (the “Class A Ordinary Shares”) on a one for one basis, where the rights of the Class A Ordinary Shares shall be the same as the existing ordinary shares; and 100,000,000 authorised but unissued preferred shares of par value US$0.00002 each in the Company (the “Preferred Shares”) be and are re-designated and re-classified into 100,000,000 class B ordinary shares of par value US$0.00002 each (the “Class B Ordinary Shares”) with 20 votes per share on a one for one basis (collectively, the “Re-designation and Re-classification of Shares”) such that following the Re-designation and Re-classification of Shares, the Company is authorized to issue a maximum of 1,000,000,000 Shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”); and

b.	the Class B Ordinary Shares shall have such rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the notice of the extraordinary general meeting of the Company to be held on August 22, 2025 and the Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis;

	FOR	% of Votes	AGAINST	% of Votes	ABSTAIN	% of Votes
Number of Voted Shares	10,821,786	99%	277	0%	21	0%

2.	RESOLVED AS A RESOLUTION OF MEMBERS, THAT subject to the passing of Resolution 1:

a.	Clause 5.2 of the existing Amended and Restated Memorandum of Association of the Company be deleted in its entirety and replaced with the following new Clause 5.2 of the memorandum of association of the Company:

“5.2 The Company is authorized to issue a maximum of 1,000,000,000 Shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”).”; and

b.	the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company in the form as set forth in Annex A to the notice of the extraordinary general meeting of the Company to be held on August 22, 2025 (the “Amended M&A”); and

	FOR	% of Votes	AGAINST	% of Votes	ABSTAIN	% of Votes
Number of Voted Shares	10,821,786	99%	277	0%	21	0%

3.	RESOLVED AS A RESOLUTION OF MEMBERS, THAT subject to the passing of Resolutions 1 and 2 and immediately after the Re-designation and Re-classification of Shares and the adoption of the Amended M&A taking effect, 10,800,000 Class A Ordinary Shares held by Son I Tam be repurchased out of the proceeds of the fresh issuance of 10,800,000 Class B Ordinary Shares to Son I Tam made for the purposes of the repurchase, and such issuance of 10,800,000 Class B Ordinary Shares to Son I Tam made for the purposes of the repurchase be and is hereby approved.

	FOR	% of Votes	AGAINST	% of Votes	ABSTAIN	% of Votes
Number of Voted Shares	10,821,772	99%	302	0%	10	0%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: August 27, 2025	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

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